Exhibit 99.18

Grandview Gold Inc.
(An Exploration Stage Company)

Consolidated Financial Statements

May 31, 2009 and 2008

(Expressed in Canadian Dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Grandview Gold Inc. (An Exploration Stage Enterprise) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the year end consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. Management also accepts responsibility for ensuring the use of appropriate accounting policies and estimates in disclosure of information prepared following accounting principle generally accepted in the United States of America. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the year end consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process and the year end consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the year end consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Management's Report on Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on "Internal Control Over Financial Reporting – Guidance For Smaller Public Companies" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at May 31, 2009.

Conclusion Relating to Disclosure Controls and Procedures

An evaluation was performed under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as defined in the Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures were effective as at May 31, 2009.

(signed)	(signed)

Paul T. Sarjeant	Ernest Cleave
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
August 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Grandview Gold Inc.

We have audited the consolidated balance sheets of Grandview Gold Inc. (An Exploration Stage Company) as at May 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, accumulated deficit, changes in shareholders’ equity, cash flows and mineral properties for each of the three years ended May 31, 2009 and for the period from the date of inception of the exploration stage on March 26, 2004 to May 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at May 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years ended May 31, 2009 and for the period from the date of inception of the exploration stage on March 26, 2004 to May 31, 2009 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"

Toronto, Canada	McCarney Greenwood LLP
August 3, 2009	Chartered Accountants
Licensed Public Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast significant doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated August 3, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the consolidated financial statements.

"McCarney Greenwood LLP"

Toronto, Canada	McCarney Greenwood LLP
August 3, 2009	Chartered Accountants
Licensed Public Accountants

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at May 31,	2009		2008
Assets
Current assets
Cash and cash equivalents	$106,593		$84,856
Short term investments (Note 5)	407,493		1,011,410
GST and sundry receivable	5,707		40,664
Prepaid expenses	12,283		150,166
Due from a related party (Note 15(vi))	10,000		90,000

	542,076		1,377,096

Reclamation bond (Note 7)	14,332		13,090

Mining interests (Note 8)	3,442,793		10,282,950

	$3,999,201		$11,673,136
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$72,467		$118,526
Asset retirement obligation	14,332		13,090

	86,799		131,616

Shareholders' equity	3,912,402		11,541,520
		$
	$3,999,201		11,673,136

Nature of operations and going concern assumption (Note 1)
Subsequent event (Note 16)

The notes to consolidated financial statements are an integral part of these statements.

Approved by the Board of Directors:
"Paul T. Sarjeant", Director
"Richard Brown", Director

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception of the
					exploration
					stage
	Year ended May 31,				(March 26
	2009		2008	2007	2004)

Expenses
Share-based payments	$-		$1,322,125	$1,358,687	$4,030,125
Investor relations, business development and reporting issuer maintenance costs	88,716		673,712	441,612	1,787,811
Professional fees	167,672		322,033	317,768	1,223,644
Management services (Note 15)	255,201		238,539	381,384	1,343,190
Office and administration	21,579		196,503	173,741	669,138
Exploration evaluation expenses	19,885		-	-	19,885
Flow-through interest expense	2,747		44,688	141,366	188,801
Write-down of marketable securities	-		-	9,766	25,000
Bad debt	-		-	-	1,235

	555,800		2,797,600	2,824,324	9,288,829

Loss before the under noted	(555,800)		(2,797,600)	(2,824,324)	(9,288,829)
Interest income	7,503		59,887	21,682	89,072
Write-off of mineral properties	(7,460,454)		(528,376)	-	(7,988,830)
Forgiveness of debt	-		-	-	35,667
Failed merger costs	-		-	-	(170,000)

Loss before income taxes	(8,008,751)		(3,266,089)	(2,802,642)	(17,322,920)
Future income tax recovery (Note 13)	(120,833)		(260,255)	(563,472)	(1,675,990)

Net loss and comprehensive loss for the period	$(7,887,918)		$(3,005,834)	$(2,239,170)	$(15,646,930)

Basic loss per share (Note 12)	$(0.20)		$(0.09)	$(0.11)
		$
Diluted loss per share (Note 12)	$(0.20)		(0.09)	$(0.11)

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Accumulated Deficit
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				inception of the
				exploration stage
	Year ended May 31,			(March 26,
				2004)
	2009	2008	2007

Accumulated deficit
Balance at beginning of period	$(11,193,260)	$(8,187,426)	$(5,948,256)	$(3,434,248)
Net loss for the period	(7,887,918)	(3,005,834)	(2,239,170)	(15,646,930)

Balance at end of period	$(19,081,178)	$(11,193,260)	$(8,187,426)	$(19,081,178)

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

			Contributed	Accumulated
	Share capital	Warrants	surplus	deficit	Total

At May 31, 2006	$9,543,301	$2,086,995	$1,547,701	$(5,948,256)	$7,229,741

Private placement	3,022,499	-	-	-	3,022,499
Warrant valuation	(624,025)	624,025	-	-	-
Mineral property acquisition	56,500	-	-	-	56,500
Share-based payments	-	-	1,358,687	-	1,358,687
Cost of issue - cash laid out	(249,300)	-	-	-	(249,300)
Cost of issue - broker warrants valuation	(165,800)	165,800	-	-	-
Flow-through cost of issue	(563,472)	-	-	-	(563,472)
Fair value of warrants issued	-	184,750	-	-	184,750
Warrants expired	-	(449,956)	449,956	-	-
Net loss for the year	-	-	-	(2,239,170)	(2,239,170)

At May 31, 2007	11,019,703	2,611,614	3,356,344	(8,187,426)	8,800,235

Private placement	4,950,150	-	-	-	4,950,150
Warrant valuation	(940,212)	940,212	-	-	-
Mineral property acquisition	45,800	-	-	-	45,800
Exercise of warrants	66,544	-	-	-	66,544
Fair value of warrants exercised	36,673	(36,673)	-	-	-
Share-based payments	-	-	1,433,600	-	1,433,600
Cost of issue - cash laid out	(488,720)	-	-	-	(488,720)
Cost of issue - broker warrants valuation	(227,417)	227,417	-	-	-
Flow-through cost of issue	(260,255)	-	-	-	(260,255)
Net loss for the year	-	-	-	(3,005,834)	(3,005,834)

At May 31, 2008	$14,202,266	$3,742,570	$4,789,944	$(11,193,260)	$11,541,520

See notes 9, 10 and 11 for share capital, warrants and contributed surplus from the date of inception of the exploration stage, March 26, 2004 to May 31, 2009.

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity – Continued
(Expressed in Canadian Dollars)

			Contributed	Accumulated
	Share capital	Warrants	surplus	deficit	Total

At May 31, 2008	$14,202,266	$3,742,570	$4,789,944	$(11,193,260)	$11,541,520

Mineral property acquisition	10,800	-	-	-	10,800
Private placement	416,666		-	-	416,666
Cost of issue - cash laid out	(47,833)	-	-	-	(47,833)
Cost of issue - broker warrants valuation	(30,666)	30,666	-	-	-
Flow-through cost of issue	(120,833)	-	-	-	(120,833)
Warrants expired	-	(2,569,432)	2,569,432	-	-
Net loss for the year	-	-	-	(7,887,918)	(7,887,918)

At May 31, 2009	$14,430,400	$1,203,804	$7,359,376	$(19,081,178)	$3,912,402

See notes 9, 10 and 11 for share capital, warrants and contributed surplus from the date of inception of the exploration stage, March 26, 2004 to May 31, 2009.

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				inception of the
				exploration stage
	Year ended May 31,			(March 26,
	2009	2008	2007	2004)

Cash flows from operating activities

Net loss for the period	$(7,887,918)	$(3,005,834)	$(2,239,170)	$(15,646,930)
Items not involving cash:
Write-down of marketable securities	-	-	9,766	25,000
Forgiveness of debt	-	-	-	(35,667)
Write-off of bad debts	-	-	-	1,235
Share-based payments	-	1,322,125	1,358,687	4,030,125
Future income tax recovery	(120,833)	(260,255)	(563,472)	(1,675,990)
Accrued interest income	(7,493)	(36,410)	-	(43,903)
Write-off of mineral properties	7,460,454	528,376	-	7,988,830
Changes in non-cash working capital items:
GST and sundry receivable	34,957	181,267	(91,634)	(5,217)
Prepaid expenses	137,883	8,526	(138,055)	(12,283)
Due from a related party	80,000	-	-	80,000
Accounts payable and accrued liabilities	(46,059)	(298,248)	(4,728)	78,637

Cash flows used in operating activities	(349,009)	(1,560,453)	(1,668,606)	(5,216,163)

Cash flows from financing activities
Loans from related parties	-	-	-	(28,594)
Share/warrant issuance	416,666	5,016,694	3,022,499	18,052,210
Cost of issuance	(47,833)	(488,720)	(249,300)	(1,776,309)
Proceeds from loan	-	-	-	175,000
Repayment of loan	-	-	-	(75,000)

Cash flows provided by financing activities	368,833	4,527,974	2,773,199	16,347,307

Cash flows from investing activities
Purchase of reclamation bond	-	(13,090)	-	(13,090)
Redemption (purchase) of short term investment	611,410	(975,000)	-	(363,590)
Exploration advances	-	312,491	(40,514)	-
Expenditures on mining interests	(609,497)	(3,506,343)	(3,477,602)	(10,557,871)
Due from a related party	-	-	(90,000)	(90,000)

Cash flows provided by (used in) investing activities	$1,913	$(4,181,942)	$(3,608,116)	$(11,024,551)

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows – Continued
(Expressed in Canadian Dollars)

				CUMULATIVE
				FROM DATE OF
				INCEPTION OF
				THE
				EXPLORATION
				SAGE
	YEAR ENDED MAY 31,			(MARCH 26,
	2009	2008	2007	2004)
Change in cash and cash equivalents during the period	$21,737	$(1,214,421)	$(2,503,523)	$106,593

Cash and cash equivalents, beginning of period	84,856	1,299,277	3,802,800	-

Cash and cash equivalents, end of period	$106,593	$84,856	$1,299,277	$106,593

Supplemental schedule of non-cash transactions
Share issuance included in mining interest	$10,800	$45,800	$56,500	$563,875
Warrant issuance included in mining interest	$-	$-	$184,750	$184,750
Share-based payments included in mining interest	$-	$111,475	$-	$111,475
Interest paid	$-	$23,477	$21,682	$45,159

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
(Expressed in Canadian Dollars)

							Cumulative
							from date of
							inception of the
							exploration stage
	Year ended May 31,						(March 26,
	2009		2008		2007		2004)

Pony Creek Carlin Trend Project, Nevada, USA (Note 8(a))
Balance, beginning of period	$5,679,340		$4,386,457		$1,881,582		$-
Drilling, assays and related field work	90,775		989,754		2,304,714		4,684,830
Project administration and general	38,848		16,200		32,810		96,879
Property acquisition and holding costs	94,379		286,929		167,351		1,121,633
Write-off	(5,903,342)		-		-		(5,903,342)
Total activity during the period	(5,679,340)		1,292,883		2,504,875		-
Balance, end of period	$-		$5,679,340		$4,386,457	$

Red Lake Gold Camp, Ontario, Canada (Note 8(b))

Balance, beginning of period	$3,275,971		1,531,160		1,074,803		-
		$		$		$
Drilling, assays and related field work	166,146		1,655,011		375,907		2,929,887
Property acquisition and holding costs	676		89,800		80,450		512,906
Total activity during the period	166,822		1,744,811		456,357		3,442,793
Balance, end of period	$3,442,793		$3,275,971		$1,531,160		$3,442,793

Rice Lake Gold Camp, Manitoba, Canada (Note 8(c))
Balance, beginning of period	$1,327,639		$$668,597		$459,381		$-
Drilling, assays and related field work	218,436		659,042		130,512		1,163,762
Project administration and general	227		-		-		227
Property acquisition and holding costs	10,810		-		78,704		393,123
Write-off	(1,557,112)		-		-		(1,557,112)
Total activity during the period	(1,327,639)		659,042		209,216		-

Balance, end of period	-		1,327,639		668,597		$-

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties – Continued
(Expressed in Canadian Dollars)

						CUMULATIVE
						FROM DATE OF
						INCEPTION OF
						THE
						EXPLORATION
						STAGE
	YEAR ENDED MAY 31,					(MARCH 26,
	2009		2008	2007		2004)

Rocky Ridge Gold Property, Manitoba, Canada (Note 8(d))
Balance, beginning of period	$-		$548,404	$-		$-
Drilling, assays and related field work	-		-	415,904		415,904
Property acquisition and holding costs	-		(20,028)	132,500		112,472
Write-off	-		(528,376)	-		(528,376)

Total activity during the period	-		(548,404)	548,404		-

Balance, end of period	$-	$		$548,404	$
				-
Total	$3,442,793		$10,282,950	$7,134,618		$3,442,793

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

1.	Nature of operations and going concern

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" as required by the Canadian Institute of Chartered Accountants' ("CICA") Handbook effective March 26, 2004 onward.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), as applicable to a going concern entity which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of a mineral property. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, as described in the following paragraph. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

The Company's financing efforts to date, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations. Management expects that the Company, based upon the underlying value of its exploration projects, will be able to secure the necessary financing to meet the Company's requirements on an ongoing basis. Nevertheless, there is no assurance that these initiatives will be successful.

2.	Summary of significant accounting policies

The significant accounting policies for the Company are as follows:

(a)	Basis of presentation

The consolidated financial statements are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.

A summary of the differences between Canadian GAAP and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 17.

(b)	Basis of consolidation

These consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and its wholly owned subsidiary, Grandview Gold (USA) Inc. ("Grandview USA"). All significant intercompany transactions and accounts are eliminated in consolidation.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.	Summary of significant accounting policies (Continued)

(c)	Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mining interest costs, the asset retirement obligation, the valuation allowance relating to the future tax asset, the calculation of share-based payments expense and warrants. Actual results may differ significantly from these estimates.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks with original maturities of three months or less and which are readily convertible into cash.

(e)	Mineral property costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-oproduction method based on estimated reserves. Costs relating to properties abandoned are written-off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

The recorded book value of the Company's mineral properties in North America is not intended to reflect the present or future value of the gold projects.

The Company is in the process of exploring and developing its properties in North America. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. If after the review, it is determined that the carrying amount of a mining interest is impaired, that mining interest is written-down to its estimated net realizable value. A mining interest is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mining properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

(f)	Flow-through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares in the past, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to mineral properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.	Summary of significant accounting policies (Continued)

(g)	Short term investments

Short term investments comprise investments in guaranteed investment certificate due to mature within one year from the date of purchase. These investments are classified as "held-for-trading" and have been recorded at fair value.

(h)	Asset retirement obligations

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

(i)	Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(j)	Share-based payments

The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 11 and is recorded as share-based payments over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus. If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

(k)	Revenue recognition

Interest income is recognized on the accrual basis.

(l)	Share issue costs and reorganization costs

Share issue costs are recorded as a reduction of share capital. Reorganization costs are charged to deficit.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.	Summary of significant accounting policies (Continued)

(m)	Translation of foreign currencies

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in operations in the current period.

(n)	Accounting Changes

CICA Handbook Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. The Company has adopted these new standards effective June 1, 2007. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

(o)	Financial instruments - recognition and measurement

All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost using the effective interest method. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in the statement of operations in the period in which they arise; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or becomes impaired at which time the amounts would be recorded in the statement of operations. The Company has made the following classifications:

Cash and cash equivalents	Held-for-trading
Short term investments	Held-for-trading
GST and sundry receivable	Loans and receivable
Due from a related party	Loans and receivable
Accounts payable and accrued liabilities	Other financial liabilities

Transaction costs are expensed as incurred for financial instruments classified as held for trading and transaction costs, other than impairment losses, are included in other comprehensive income until the asset is removed from the balance sheet for financial instruments classified as available-for-sale. For other financial instruments, transaction costs are expensed on initial recognition. The Company accounts for regular purchases and sales of financial assets using trade date accounting.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.	Summary of significant accounting policies (Continued)

(p)	Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee ("EIC") of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transaction Costs" ("EIC-166"). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective November 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

(q)	Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: "Capital Disclosures" (Handbook Section 1535), "Financial Instruments – Disclosures" (Handbook Section 3862), and "Financial Instruments – Presentation" (Handbook Section 3863). These new standards became effective for the Company on June 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these consolidated financial statements.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 4 to these consolidated financial statements.

(r)	Section 1400, "General Standard of Financial Statement Presentation"

This section specifies requirements to assess an entity's ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The Company's disclosure reflects such assessment.

(s)	Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA approved EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities", which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The Company has evaluated the new section and determined that adoption of these new requirements has had no impact on the Company's consolidated financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.	Summary of significant accounting policies (Continued)

(t)	Mining exploration costs

On March 27, 2009, the CICA approved an abstract EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The Company has applied this new abstract for the year ended May 31, 2009 and there was no significant impact on its consolidated financial statements as a result of applying this abstract.

(u)	Future accounting changes

International Financial Reporting Standards ["IFRS"]

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

3.	Capital management

The Company considers its capital structure to consist of share capital, warrants, contributed surplus and accumulated deficit. When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of its mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

3.	Capital Management (Continued)

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration program and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

(i)	minimizing discretionary disbursements;

(ii)	reducing or eliminating exploration expenditures which are of limited strategic value; and

(iii)	exploring alternate sources of liquidity.

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.

There were no changes in the Company's approach to capital management during the year ended May 31, 2009. The Company is not subject to externally imposed capital requirements.

4.	Risk factors

The Company's significant mineral property is Red Lake Gold Camp, Ontario, Canada (called the "Property").

Unless the Company acquires or develops additional significant properties, the Company will be solely dependent upon the Property. If no additional mineral properties are acquired by the Company, any adverse development affecting the Property would have a material adverse effect on the Company's financial condition and results of operations.

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, short term investments, GST and sundry receivable and due from a related party. Cash and cash equivalents and short term investments are held with a reputable Canadian chartered bank, from which management believes the risk of loss to be minimal.

Financial instruments included in GST and sundry receivable and due from a related party consist of sales tax receivable from government authorities in Canada, deposits held with service providers and a loan provided to the President and CEO of the Company. GST and sundry receivable and due from a related party are in good standing as of May 31, 2009. Management believes that the credit risk concentration with respect to financial instruments included in GST and sundry receivable and due from a related party is minimal.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

4.	Risk factors (Continued)

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at May 31, 2009, the Company had a cash and cash equivalents and short term investments balance of $514,086 (May 31, 2008 - $1,096,266) to settle current liabilities of $72,467 (May 31, 2008 - $118,526). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in interest rates, foreign exchange rates and commodity prices.

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by the Company's Canadian chartered bank. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its bank.

(b) Foreign currency risk

The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company's exposure to foreign currency risk is minimal.

(c) Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

The Company has, for accounting purposes, designated its cash and cash equivalents and short term investments as held for trading, which is measured at fair value. GST and sundry receivable and due from a related party are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also equals fair value.

As of May 31, 2009, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

The sensitivity analysis shown in the notes below may differ materially from actual results.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

4.	Risk factors (Continued)

Sensitivity analysis (Continued)

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i)

Short term investments are subject to floating interest rates. As at May 31, 2009, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the twelve months ended May 31, 2009 would have been approximately $4,000 higher/lower, as a result of lower/higher interest income from short term investments. As at May 31, 2009, reported shareholders' equity would have been approximately $4,000 lower/higher as a result of lower/higher interest income from short term investments.

(ii)	The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

(iii)

Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of gold. Gold has fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for gold. A decline in the market price of gold may also require the Company to reduce its mining interests, which could have a material and adverse effect on the Company's value. As of May 31, 2009, the Company was not a gold producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5.	Short term investments

As of May 31, 2009, the Company has $400,000 (2008 - $975,000; 2007 - $nil) invested in a cashable guaranteed investment certificate maturing at various dates to April 8, 2010, bearing interest at variable rate. As at May 31, 2009, 2008 and 2007 the Company had accrued $7,493, $36,410 and $nil respectively as interest receivable on its short term investments.

6.	Marketable securities

Marketable securities consist of:

Navitrak International Corporation

Common shares (at cost)	$ 325,305
Less cumulative adjustment to marketable securities (Note 17)	(325,305)

Carrying value	$ -

As at May 31, 2007, the Company owned 488,300 common shares of Navitrak International Corporation ("Navitrak"). Navitrak's common shares are no longer traded on TSX Venture Exchange, therefore, management decided to write-down the carrying value of this investment to $nil.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

7.	Reclamation bond

The Company has posted reclamation bonds for its mining projects, as required by the United States, Department of the Interior Bureau of Land Management, to secure clean-up costs, if any, on projects that are abandoned or closed.

8.	Mining interests

(a)	Pony Creek Carlin Trend Project, Nevada, USA

On July 27, 2004, the Company entered into an option agreement with Mill City Gold Corp. (formerly Mill City International Corporation) ("Mill City") to earn a 60% interest in the Pony Creek/Elliot Dome Property (the "Pony Creek") in the State of Nevada, USA. In order to earn this option the Company must do the following:

(i)	after 10 business days of signing the agreement issue 400,000 common shares to Mill City, which were valued at $4,000 (issued);

(ii)	spend or cause to be spent $500,000 US on the properties by July 31, 2005 (completed);

(iii)	spend or cause to be spent $1,000,000 US on the properties by July 31, 2006 (completed);Mining interests (Continued)

(iv)

during this 2 year period the Company and Mill City will look for a joint venture partner who is a major mining and exploration company ("major"). This major would provide assistance with deep hole structural modelling as well as geological database development. In return for the assistance the major will be offered a 1st right of refusal option to earn a 60% interest in the properties by completing a bankable feasibility study;

(v)

Mill City will enter into a Professional Geological Services Contract with the Company specifically mandated to ensure all communications with the major are maximized. The Company will pay Mill City $7,250 US per month for the first year and $8,250 US per month for the second year for the various services outlined in the contract;

(vi)

if the Company is able to complete sections (i), (ii), (iii) and (iv), Mill City can elect to convert its 40% interest to a 20% carried interest. If Mill City does not convert to a carried interest, it is responsible for 40% of the costs associated with the project. There is a 4% Net Smelter Return ("NSR") payable to an individual who owned the property and it will be reduced to 2% as the Company has the option to purchase another 1% from each property prior to the commencement of commercial production for $1,500,000 US each, for a total of $3,000,000 US;

(vii)

if the Company cannot satisfy the conditions of finding a major it can still earn the 60% interest by spending an additional $2,000,000 US by August 31, 2007 and continue the Professional Geological Services Contract for a further year. The NSR will not be reduced from 4% to 2% but the Company may purchase 1% from each property prior to commencement of commercial production for $1,000,000 US each for a total of $2,000,000 US. As of January 21, 2005, the Company and Mill City have amended the option agreement of July 27, 2004. The Company and Mill City have agreed to revise the Agreement by removing the Company's obligation to enter into a Professional Geological Services Contract with Mill City and add that the Company will be responsible for all future underlying advance royalty payments. The terms of the Agreement, as amended, was contained in a standard form Option Agreement dated April 14, 2005 (the "Option Agreement").

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

8.	Mining interests (Continued)

On June 20, 2007, the Company announced that it had fulfilled the terms of its option agreement with Mill City relating to the Company's right to earn an undivided 60% interest in Pony Creek.

Under the terms of the option agreement with Mill City, dated April 14, 2005, the Company had a right to earn an undivided 60% interest in Pony Creek by spending US$3,500,000 over three years. The Company presented a detailed accounting of its US$3,500,000 exploration program completed to date, as well as plans for exploration moving forward.

Mill City accepted in writing on June 20, 2007, the Company's earn-in and further, Mill City has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 40% participating interest to a 20% carried interest, up to and including the date on which the Bankable Feasibility Study is completed by the Company. At that time Mill City shall convert its 20% carried interest to a 20% participating interest. The acceptance by Mill City of the terms of the Company's earn-in, immediately converts the Company's 60% interest to an 80% interest in Pony Creek.

The Company has recorded an asset retirement obligation on its Pony Creek Carlin Trend project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by regulatory authorities. The Company has recorded an asset retirement obligation in the amount of $14,332, equal to the amount of reclamation bond posted by the Company with the United States, Department of Interior Bureau of Land Management.

The Company determined that the carrying value of its Pony Creek Carlin Trend project in Nevada, USA could not be supported, resulting in an impairment charge of $5,903,342.

(b)	Red Lake Gold Camp, Ontario, Canada

(i)

The Company owns a 100% interest in 8 mining claims located in the Red Lake Area, District of Kenora, in Northwestern Ontario. The mining claims were written off several years ago when the Company decided to change its business. Since the Company has changed back to resource exploration the Company is once again capitalizing the expenditures related to these claims.

(ii)

On October 18, 2005, the Company signed a definitive Option Agreement with Fronteer Development Group Inc. ("Fronteer") for Fronteer's Dixie Lake Property (the "Dixie lake") located in Ontario's Red Lake Gold District on the following terms and conditions:

(a)

the Company shall earn a 51% interest in the Dixie Lake Property by incurring exploration expenditures of $300,000 (completed), assuming payments totaling $75,000 to the underlying property vendor; and

(b)	issuing 160,000 shares of the Company at $1.25 per share for a total value of $200,000, to a third party as a finder's fee (issued).

On October 17, 2007, the Company announced that it has fulfilled the terms of its option agreement with Fronteer relating to the Company's right to earn an undivided 51% interest in Dixie lake.

Under the terms of the option agreement with Fronteer, dated August 26, 2005, the Company had a right to earn an undivided 51% interest in Dixie lake by spending US$300,000 over three years, making $75,000 in cash payments and issuing 40,000 shares to the underlying vendor. The Company presented a detailed accounting of its US$1,711,000 exploration program completed to date, as well as plans for exploration moving forward.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

8.	Mining interests (Continued)

(b)	Red Lake Gold Camp, Ontario, Canada (Continued)

Fronteer accepted in writing, the Company's earn-in and further, Fronteer has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 49% participating interest to a 36% participating interest in Dixie lake.

(iii)

On February 8, 2007, the Company announced it had signed a formal option agreement with EMCO SA, ("EMCO") relating to the acquisition of an option to acquire a 60 percent interest in the 10 unpatented and 2 patented claims in Sanshaw-Bonanza gold property on the following terms and conditions:

(a)

the Company has an option to earn an undivided 60 percent interest in the Sanshaw-Bonanza property by incurring $250,000 in resource exploration and development expenditures on or before August 31, 2007; and

(b)

issuing 115,000 of the Company's common shares (55,000 common shares were issued in February 2007 and valued at $22,000; 30,000 common shares were issued in April 2008 and valued at $10,800; 30,000 commons shares were issued in July 2008 and valued at $10,800) in tranches over an 18-month period and 200,000 warrants (issued) at an exercise price of $1.40 per share which will expire 36 months from the date of issuance.

The fair value of the 200,000 common share purchase warrants issued for the 60 percent interest in the 10 claim Sanshaw-Bonanza gold property has been estimated to be $32,200 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.96%, dividend yield of 0%, expected stock volatility of 101% and an expected life of 36 months.

Terms of the agreement provide for the dilution of EMCO's interest in the property to 10% on the occurrence of certain events, which would then convert their interest to a 3% NSR. An underlying 1.5% NSR remains with the original property owner.

On June 18, 2007, the Company amended the option agreement with EMCO relating to the Sanshaw-Bonanza property. The Company has agreed to increase the expenditures required to be incurred on or before August 31, 2008 to $500,000 and to issue to EMCO 100,000 common shares in the capital of the Company as consideration for the amended agreement (issued and valued at $35,000).

On September 11, 2008, the Company reported that it has incurred the expenditures required to successfully fulfill the terms of its option agreement with EMCO Corporation SA ("EMCO") to earn a 60% undivided interest in the Sanshaw-Bonanza property.

(c)	Rice Lake Gold Camp, Manitoba, Canada

(i)	The Company currently holds 100% interest in 5 mining claims in close proximity to the Bissett Gold Mine (San Antonio Mine) located on the Rice Lake greenstone belt, in southeastern Manitoba.

(ii)

On September 30, 2005, the Company and Marum Resources Inc. ("Marum") entered into an option agreement to jointly explore Marum's 100% owned Gem gold property representing 7 mining claims at the eastern end of Manitoba's Rice Lake Greenstone Belt.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

8.	Mining interests (Continued)

(c)	Red Lake Gold Camp, Manitoba, Canada (Continued)

(ii)

(Continued) The Company can earn a 50% undivided interest in the Gem property by performing $250,000 in exploration work on the Property, at a cumulative rate of $125,000 by September 30, 2006 and $250,000 by September 30, 2007, such work to include a high-resolution aeromagnetic survey with a maximum 50-metre line spacing (completed). The Company will be the operator of the property until such time as its option to earn the 50% interest is exercised.

In December 2006, Marum and Grandview agreed to amend their option agreement dated September 30, 2005, whereby Grandview shall earn a 50% interest in the property by spending $250,000 in exploration work before September 30, 2007. Marum and Grandview have agreed to extend the earn-in period to December 31, 2007.

(iii)

On February 23, 2007, the Company purchased, from McKeena Gold Inc. ("McKeena"), a 100% interest in the Angelina and the Banksian gold properties (Manitoba). The Angelina gold property consists of 4 unpatented mining claims and the Banksian gold property consists of 14 claims. In order to acquire these properties the Company must do the following:

(a)	Issuance of 100,000 common share warrants (issued) at an exercise price of $0.70, initially expiring February 28, 2008, extended to February 28, 2009.

(b)	Issuance of 250,000 common share warrants (issued) at an exercise price of $0.70, initially expiring February 28, 2008, extended to February 28, 2009.

The fair value of the 350,000 common share purchase warrants issued for the Angelina and Banksian gold properties has been estimated to be $74,550 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.02%, dividend yield of 0%, expected stock volatility of 102% and an expected life of 12 months.

(iv)	Grandview has a 100% interest in 16 unpatented mining claims in the Long Lake - Cat Lake area of southeastern Manitoba (the "GVG Property"). The Company staked these claims in 2005 and 2006.

The Company determined that the carrying value of its Rice Lake Gold Camp in Manitoba, Canada could not be supported, resulting in an impairment charge of $1,557,112.

(d)	Rocky Ridge Gold Property, Manitoba, Canada

On November 23, 2006, the Company signed a formal option agreement with Harvest Gold Corp ("Harvest Gold") relating to the acquisition of a 70 percent interest in the Rocky Ridge gold property in Manitoba on the following terms and conditions:

(i)	the Company had an option to earn an undivided 70 percent interest in the Rocky Ridge property by paying an amount of $85,000 and incurring $600,000 in resource exploration; and

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

8.	Mining interests (Continued)

(d)	Rocky Ridge Gold Property, Manitoba, Canada (Continued)

(ii)

issuing 225,000 shares of the Company, over a two-year period. On signing, the Company was required to make a payment of $20,000 (accrued) and issue 50,000 (valued at $34,500) shares (issued) to Harvest Gold (Note 9(b)). At the end of year one, the Company is required to incur $250,000 in exploration expenditures, make a payment of $30,000, and issue 75,000 shares to Harvest Gold. At the end of year two, the Company is required to make a further $350,000 in exploration expenditures, make a final $35,000 payment, and issue the outstanding 100,000 common shares.

Harvest Gold has an option to buy-out up to two percent of a three percent underlying NSR assigned to the original property owner, at a cost of $250,000 per each one percent, for a potential total of $500,000. The one to two percent NSR buy-out would occur on a pro-rata basis, with the Company acquiring 70 percent and Harvest Gold acquiring 30 percent.

A finders fee of 250,000 common share purchase warrants exercisable at $1.00 for a period of two years was issued in connection with the transaction. The value assigned to these warrants was $78,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 101%; risk-free interest rate - 3.85% and an expected life of 2 years.

During the prior year, the Company decided not to pursue the exploration of this project and to write off all accumulated deferred exploration costs.

9.	Share capital

(a)	Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non-participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

9.	Share capital (Continue)

(b)	Issued

	Number
	of
	shares	Amount
Balance, May 31, 2004 and March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversion	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Flow-through cost of issue	-	(731,430)

Balance, May 31, 2006	19,086,892	$9,543,301
Private placement (i)	2,399,998	1,559,999
Warrant placement (ii)		(284,400)
Mineral property acquisition (Note 8(d)(ii))	50,000	34,500
Mineral property acquisition (Note 8(b)(iii))	55,000	22,000
Private placement (ii)	3,250,000	1,462,500
Warrant valuation (ii)	-	(339,625)
Cost of issue - cash laid out (i)(ii)	-	(249,300)
Cost of issue – finder options valuation (i)(ii)	-	(165,800)
Flow-through cost of issue (iii)	-	(563,472)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

9.	Share capital (Continue)

(b)	Issued (Continued)

	Number
	of
	shares	Amount
Balance, May 31, 2007	24,841,890	$11,019,703
Private placement (iv)(v)(vi)	11,169,000	4,950,150
Warrant valuation (iv)(v)	-	(940,212)
Mineral property acquisition (Note 8(b)(iii))	130,000	45,800
Exercise Warrants (Note 10(i))	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation (Note 9(b)(iv), (v) and Note 10(i))	-	(227,417)
Flow-through cost of issue (vii)	-	(260,255)

Balance, May 31, 2008	36,288,765	$14,202,266
Mineral property acquisition (Note 8(b)(iii))	30,000	10,800
Private Placement (viii)	8,333,333	416,666
Cost of issue - cash	-	(47,833)
Cost of issue - broker warrants valuation	-	(30,666)
Flow-through cost of issue	-	(120,833)

Balance, May 31, 2009	44,652,098	$14,430,400

(i)

On December 28, 2006, the Company raised gross proceeds of $1,559,999 by way of a non-brokered private placement. The private placement consisted of 2,399,998 "flow-through" units at a price of $0.65 per unit. Each unit consisted of one flow-through common share of the Company and one-half of one non flow-through common share purchase warrant. Each whole warrant is exercisable to acquire one common share of the Company at a price of $1.40 for a period of 24 months from closing.

The fair value of the 1,199,999 common share purchase warrants granted during the period has been estimated to be $284,400 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.89%, dividend yield of 0%, expected stock volatility of 102% and an expected life of 24 months.

In connection with the offering the Company was required to pay out of their working capital a cash finder's fee of 8% of the gross proceeds raised under the private placement and they were also required to issue finder's options to acquire non-flow-through units of the Company at a price of $0.65 per unit for a period of 24 months from closing.

The fair value of the 240,000 common share purchase warrants granted during the period has been estimated to be $85,200 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.89%, dividend yield of 0%, expected stock volatility of 102% and an expected life of 24 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

9.	Share capital (Continued)

(b)	Issued (Continued)

(ii)

On March 16, 2007, the Company closed a non-brokered private placement for gross proceeds of $1,462,500. The private placement consists up to 3,250,000 units (the "Units") at a price of $0.45 per Unit. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one common share of the Company at a price of $0.65 for a period of 24 months from closing.

The fair value of the 1,625,000 common share purchase warrants granted during the period has been estimated to be $339,625 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.87%, dividend yield of 0%, expected stock volatility of 103% and an expected life of 24 months.

In connection with the offering the Company has agreed to pay a cash finder's fee of 8% of the gross proceeds raised under the private placement and also to issue finder's options to acquire Units of the Company at a price of $0.45 per Unit for a period of 24 months from closing.

The fair value of the 325,000 common share purchase warrants granted during the period has been estimated to be $80,600 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.87%, dividend yield of 0%, expected stock volatility of 103% and an expected life of 24 months.

(iii)

The flow-through renunciation from the private placements listed in Note 9(b)(i) creates a future income tax liability of approximately $563,472 which was allocated as a cost of issuing the flow-through shares after December 31, 2006.

(iv)

On July 6, 2007, the Company closed a brokered private placement with Bolder Investment Partners, Ltd. (the "Agent") . The brokered placement resulted in the issuance by the Company of a total of 8,589,000 units in the capital of the Company (the "Units") at a purchase price of $0.40 per Unit for gross proceeds of $3,435,600. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company at a price of $0.65 for a period of 24 months from closing.

The fair value of the 4,294,500 common share purchase warrants has been estimated to be $704,298 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

In connection with the brokered placement, the Company paid a cash fee to the Agent of 8% of the gross proceeds raised for total of $274,848 and also issued broker warrants to acquire 8% of the total number of Units issued at a price of $0.40 per Unit for a period of 24 months from closing. In addition, the Company also paid a cash work fee of $7,500 for certain services of the Agent.

The fair value of the 687,120 broker warrants has been estimated to be $145,670 using the Black- Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

9.	Share capital (Continued)

(b)	Issued (Continued)

(iv)	(Continued) The Company also closed a non-brokered placement on the same terms as the brokered placement for an additional 125,000 Units and further proceeds of $50,000.

Other costs associated to the private placements amounted to $103,497.

The fair value of the 62,500 common share purchase warrants has been estimated to be $10,250 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

(v)

On December 21, 2007, the Company closed a brokered private placement (the "Brokered Placement") with Bolder Investment Partners, Ltd. (the "Agent"). The Brokered Placement resulted in the issuance of 1,312,000 units in the capital of the Company (the "Units) at a purchase price of $0.55 per Unit for gross proceeds of $721,600 and 605,000 flow-through shares at a purchase price of $0.65 per share for gross proceeds of $393,250. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company at a price of $0.70 for a period of 24 months from closing.

The fair value of the 656,000 common share purchase warrants has been estimated to be $225,664 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.85%, dividend yield of 0%, expected stock volatility of 133.41% and an expected life of 24 months.

In connection with the Brokered Placement, Grandview paid a cash fee to the Agent of 8% of the gross proceeds raised for a total of $89,188 and also issued broker warrants to acquire 8% of the total number of Units issued under the Brokered Placement at a price of $0.60 per Unit for a period of 24 months from closing.

The fair value of the 153,360 broker warrants has been estimated to be $55,056 using the Black- Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.85%, dividend yield of 0%, expected stock volatility of 133.41% and an expected life of 24 months.

Other costs associated to the private placements amounted to $12,466.

(vi)

On December 28, 2007, the Company closed a non-brokered private placement (the "Non-Brokered Placement"). The Non-Brokered Placement resulted in the issuance by the Company of a total of 538,000 flow-through shares (the "Flow-Through Shares") at a purchase price of $0.65 per Flow- Through Share for gross proceeds of $349,700 under the Non-Brokered Placement.

(vii)

During the period from January 1, 2007 to December 31, 2007, the Company issued an aggregate of 1,143,000 flow-through common shares for total proceeds of $742,950. Exploration expenditures of $742,950 were renounced effective December 31, 2007. The renunciation created a future income tax recovery of approximately $260,255, which was allocated as a cost of issuing the flow-through shares.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

9.	Share capital (Continued)

(b)	Issued (Continued)

(viii)	On December 5, 2008, the Company closed a brokered private placement (the "Offering") with Sandfire Securities Inc. The Offering resulted in the issuance of 8,333,333 flow-through common shares (the "Common Shares") to the MineralFields Group at a purchase price of $0.05 per share for gross proceeds of $416,666. The securities issued pursuant to Offering were subject to a four (4) month statutory hold commencing from the date of issuance.

In connection with the Offering, Grandview paid a cash fee of 8% of the gross proceeds raised ($33,333) under the Offering and also issued broker warrants to acquire 666,666 Common Shares at a price of $0.05 per Common Share for a period of 24 months after closing. The fair value of each warrant was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 156.7%; risk-free interest rate of 1.52% and an expected average life of 2 years. The value assigned was $30,666.

Pursuant to the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. As a result, the Company is required to recognize a foregone tax benefit of $120,833 at the time of renouncement.

10.	Warrants

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2004 and March 26, 2004	-	$-
Issued	602,500	1.44
Expired/cancelled	-	-

Balance, May 31, 2005	602,500	$1.44
Issued	3,435,238	1.63
Expired/cancelled	(602,500)	(1.44)

Balance, May 31, 2006	3,435,238	$1.63
Issued (Note 8(b)(iii), Note 8(c)(iii), Note 8(d), Note 9(b)(i)(ii))	4,189,999	0.91
Expired/cancelled	(1,043,654)	1.60

Balance, May 31, 2007	6,581,583	1.18
Issued (Note 9(b)(iv)(v))	5,853,480	0.62
Issued (i)	73,937	0.65
Exercised (i)	(147,875)	0.45

Balance, May 31, 2008	12,361,125	$0.92
Expired	(6,307,645)	(1.18)
Issued (Note 9(b)(viii))	666,666	0.05

Balance, May 31, 2009	6,720,146	$0.59

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

10.	Warrants (Continued)

(i)

147,875 warrants at a price of $0.45 expiring March 16, 2009 were exercised. These warrants had a step-up feature resulting in the creation of 73,937 new warrants with an exercise price of $0.65 expiring on March 16, 2009. The fair value of the 73,937 warrants has been estimated to be $26,691 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.16%, dividend yield of 0%, expected stock volatility of 138.81% and an expected life of 1.5 years.

The following are the warrants outstanding at May 31, 2009:

NUMBER OF	FAIR	EXERCISE	EXPIRY
WARRANTS	VALUE	PRICE	DATE

4,357,000	$714,548	$0.65	July 6, 2009
687,120	145,670	0.40	July 6, 2009
656,000	225,664	0.70	December 21, 2009
153,360	55,056	0.60	December 21, 2009
200,000	32,200	1.40	February 8, 2010
666,666	30,666	0.05	December 4, 2010

6,720,146	$1,203,804

The following are the warrants outstanding at May 31, 2008:

	FAIR	EXERCISE
NUMBER OF WARRANTS	VALUE	PRICE ($)	EXPIRY

250,000	$78,000	1.00	November 29, 2008
1,199,999	284,400	1.40	December 22, 2008
240,000	85,200	0.65	December 22, 2008
350,000	74,550	0.70	February 28, 2009
1,698,937	366,316	0.65	March 16, 2009
177,125	43,927	0.45	March 16, 2009
1,992,987	1,335,301	1.75	March 27, 2009
398,597	301,738	1.10	March 27, 2009
4,357,000	714,548	0.65	July 6, 2009
687,120	145,670	0.40	July 6, 2009
656,000	225,664	0.70	December 21, 2009
153,360	55,056	0.60	December 21, 2009
200,000	32,200	1.40	February 8, 2010
12,361,125	$3,742,570

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

10.	Warrants (Continued)

The following are the warrants outstanding at May 31, 2007:

	FAIR	EXERCISE
NUMBER OF WARRANTS	VALUE	PRICE ($)	EXPIRY

350,000	$ 74,550	0.70	February 28, 2008
250,000	78,000	1.00	November 29, 2008
1,199,999	284,400	1.40	December 22, 2008
1,992,987	1,335,301	1.75	March 27, 2009
398,597	301,738	1.10	March 27, 2009
1,625,000	339,625	0.65	March 16, 2009
200,000	32,200	1.40	February 8, 2010
240,000	85,200	0.65	December 22, 2008
325,000	80,600	0.45	March 16, 2009
6,581,583	$ 2,611,614

11.	Stock options

The Company maintains an employee stock option plan under which the Board of Directors, or a committee appointed for such purpose, may from time to time grant to employees, officers, directors or consultants of the Company, options to acquire common shares in such numbers, for such terms and at such exercise prices, as may be determined by the Board of Directors or such committee.

The stock option plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the stock option plan shall be equal to 10% of the total issued and outstanding common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to share options may not exceed 5% of the common shares outstanding at the time of grant.

The options are valid for a maximum of 5 years from the date of issue and the normal vesting term is 1/4 immediately and 1/4 after 3, 6 and 9 month period from the date of grant.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

11.	Stock options (Continued)

The following is continuity of stock options for the years ended May 31, 2009, 2008 and 2007:

	Number	Weighted Average
	of	Exercise
	Stock Options	price

Balance, May 31, 2004 and March 26, 2004	-	$-
Granted	1,225,000	1.01
Cancelled	(100,000)	1.00
Balance, May 31, 2005	1,125,000	$1.06
Granted	1,100,000	1.55
Balance, May 31, 2006	2,225,000	$1.28
Granted	1,250,000	1.06
Expired	(375,000)	1.00
Cancelled	(250,000)	1.19
Balance, May 31, 2007	2,850,000	$1.22
Granted (i)(ii)	2,700,000	0.63
Expired	(850,000)	1.13
Cancelled	(125,000)	1.38
Balance, May 31, 2008	4,575,000	$0.89
Cancelled	(175,000)	0.68
Balance, May 31, 2009	4,400,000	$0.90

(i)	On September 28, 2007, the Company granted an aggregate of 2,000,000 options to directors, officers, geologists and consultants of the Company at an exercise price of $0.68 for a period of five years. All the options granted vest immediately. The estimated fair market value under the Black-Scholes option pricing model was $1,274,000. In determining this value, the following assumptions were used: risk-free interest rate of 4.20%, dividend yield of 0%, expected stock volatility of 161.6% and an expected life of 5 years. The fair value was allocated as follows: directors and management share-based payments - $1,162,525, consulting fees capitalized to mining interests - $111,475.

(ii)	On April 15, 2008, the Company granted an aggregate of 700,000 options to a consultant of the Company at an exercise price of $0.50 for a period of two years. All the options granted vest immediately. The estimated fair market value under the Black-Scholes option pricing model was $159,600, which was expensed during the year. In determining this value, the following assumptions were used: risk-free interest rate of 2.65%, dividend yield of 0%, expected stock volatility of 146.3% and an expected life of 2 years.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

11.	Stock options (Continued)

The following are the stock options outstanding and exercisable at May 31, 2009:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted
		remaining	average		Weighted
	Number	contractual	exercise	Number	average
Expiry Date	of Options	life	price	of options	exercise price
October 1, 2009	600,000	0.34 years	$1.00	600,000	$1.00
December 20, 2009	75,000	0.56	1.10	75,000	1.10
April 15, 2010	700,000	0.87	0.50	700,000	0.50
January 6, 2011	150,000	1.60	1.25	150,000	1.25
April 3, 2011	550,000	1.84	1.80	550,000	1.80
October 31, 2011	500,000	2.42	1.00	500,000	1.00
September 27, 2012	1,825,000	3.33	0.68	1,825,000	0.68

	4,400,000	2.13 years	$0.90	4,400,000	$0.90

The stock options have been expensed as follows:

	Number	Cumulative	Expensed	Remainder	Total
	of	expensed at	at	to be	share-based
	stock options	May 31, 2008	May 31, 2009	expensed	payment
(1)	675,000	$800,100	$-	$-	$800,100
(1)	75,000	62,850	-	-	62,850
(1)	150,000	97,050	-	-	97,050
(1)	200,000	137,100	-	-	137,100
(1)	150,000	117,150	-	-	117,150
(1)	600,000	723,000	-	-	723,000
(2)	500,000	255,500	-	-	255,500
(2)	150,000	60,750	-	-	60,750
(2)	500,000	365,000	-	-	365,000
(2)	100,000	89,500	-	-	89,500
(3)	2,000,000	1,162,525	-	-	1,162,525
(3)	700,000	159,600	-	-	159,600

	5,800,000	$4,030,125	$-	$-	$4,030,125

(1) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 103.23% to 167.25%; risk-free interest rates - 3.44% to 4.15% and an expected average life of 2 to 5 years.

(2) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 92.11% to 131.00%; risk-free interest rates - 3.95% to 4.26% and an expected average life of 1 to 5 years.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

(3) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 146.3% to 161.6%; risk-free interest rates - 2.65% to 4.20% and an expected average life of 2 to 5 years.

11.	Stock options (Continued)

The following are the stock options outstanding and exercisable at May 31, 2008:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted
		remaining	average		Weighted
	Number	contractual	exercise	Number	average
Expiry Date	of Options	life	price	of options	exercise price

October 1, 2009	600,000	1.33 years	$1.10	600,000	$1.10
December 20, 2009	75,000	1.55	1.00	75,000	1.00
April 15, 2010	700,000	1.87	0.50	700,000	0.50
January 6, 2011	150,000	2.60	1.80	150,000	1.80
April 3, 2011	550,000	2.84	1.00	550,000	1.00
October 31, 2011	500,000	3.42	1.00	500,000	1.00
September 27, 2012	2,000,000	4.33	0.45	2,000,000	0.45

	4,575,000	3.18 years	$0.89	4,575,000	$0.89

The following are the stock options outstanding and exercisable at May 31, 2007:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted
		remaining	average		Weighted
	Number	contractual	exercise	Number	average
Expiry Date	of Options	life	price	of options	exercise price

July 11, 2007	150,000	0.11 years	$1.10	150,000	$1.10
January 6, 2008	200,000	0.60	1.25	200,000	1.25
January 11, 2008	500,000	0.61	1.10	500,000	1.10
October 1, 2009	675,000	2.33	1.00	675,000	1.00
December 20, 2009	75,000	2.55	1.10	75,000	1.10
January 6, 2011	150,000	3.60	1.25	150,000	1.25
April 3, 2011	600,000	3.84	1.80	600,000	1.80
October 31, 2011	500,000	4.42	1.00	500,000	1.00

	2,850,000	2.55 years	$1.22	2,850,000	$1.22

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

12.	Basic and diluted loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted-average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a manner similar to basic loss per share, except the weighted-average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

	2009	2008	2007
Numerator for basic loss per share	$(7,887,918)	$(3,005,834)	$(2,239,170)
Numerator for diluted loss per share	$(7,887,918)	$(3,005,834)	$(2,239,170)
Denominator:
Weighted average number of common shares - basic	40,379,322	33,985,825	20,848,165
Weighted average number of common shares - diluted	40,379,322	33,985,825	20,848,165
Basic and diluted loss per share	$(0.20)	$(0.09)	$(0.11)

Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants and the conversion of convertible securities. However, the effect of outstanding warrants and stock options has not been included as the effect would be anti-dilutive.

13.	Income taxes

Future income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts for income tax purposes.

The future tax assets are as follows:

	2009	2008	2007
Future tax assets
Exploration expenditures	$1,842,983	$199,715	$171,245
Marketable securities	47,169	47,169	58,750
Capital losses	24,273	48,299	60,158
Non-capital losses	1,612,960	1,620,056	1,387,655
Cost of issue	175,303	266,499	282,812

Total future tax assets	3,702,688	2,181,738	1,960,620
Valuation allowance for future tax assets	(3,702,688)	(2,181,738)	(1,960,620)

Net Future tax assets	$-	$-	$-

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

13.	Income taxes (Continued)

The Company has provided a valuation allowance equal to the future tax assets because it is not presently more likely than not that they will be realized. The Company's income tax (recovery) for each of the years ended is made up as follows:

	2009	2008	2007
Current income tax recovery	$-	$-	$-
Future income tax recovery	(120,833)	(260,255)	(563,472)

Total income tax recovery	$(120,833)	$(260,255)	(563,472)

The Company's actual income tax expense for each of the years ended is made up as follows:

	2009	2008	2007
Loss before income taxes	$(8,008,751)	$(3,266,089)	$(2,802,642)

Income tax recovery at combined Federal and
Provincial rates of 33.29%, 35.03% and 36.12%	(2,666,113)	(1,144,111)	(1,012,314)
Non-deductible write-down of marketable securities	-	-	3,527
Non-deductible expenses	146	2,818	1,468
Non-deductible write-down of mineral properties	2,483,585	185,090	-
Expiry of warrants	330,573	-	-
Share-based payments	-	463,140	490,758
Cost of issue	(120,610)	(123,563)	(92,103)
Potential income tax recovery not recognized	-	616,626	608,664
Utilization of losses not previously benefitted	(27,581)	-	-
Resource properties – expenditures renounced	(120,833)	(260,255)	(563,472)

Income tax recovery	$(120,833)	$(260,255)	$(563,472)

At May 31, 2009, the Company has non-capital losses of approximately $5,561,500 and capital losses of approximately $167,400. No benefit from these amounts has been recorded in the consolidated financial statements. The non-capital losses will expire as follows:

2010	$3,500
2015	747,000
2026	1,366,000
2027	1,685,000
2028	1,760,000

$5,561,500

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

14.	Segmented information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration (2008 - same and 2007 - same). As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for loss for the periods presented also represent segment amounts.

The Company operates in two geographic segments for the years ended May 31, 2009, 2008 and 2007.

	2009	2008	2007
Canada	$3,999,201	$5,993,786	$4,830,552
United States of America	-	$5,679,340	$4,386,457
Total assets	$3,999,201	$11,673,136	9,217,009

15.	Related party transactions not disclosed elsewhere

i)

On June 1, 2004, the Company entered into a management agreement with a company owned by its former President. For the year ended May 31, 2009, payments of $nil (2008 - $nil, 2007 - $5,000) were included in management services expense. Management services expense also includes $nil (2008 - $nil, 2007 - $6,422) in travel expenses paid to the former President and his company.

ii)	For year ended May 31, 2009, $35,000 (2008 - $66,000, 2007 - $71,750) was paid to the former interim CEO and current chairman of the Company for consulting services.

iii)

For year ended May 31, 2009, $150,010 (2008 - $150,000, 2007 - $91,000) was paid to the President and CEO of the Company for consulting services. Included in this amount was $62,250 (2008 - $150,000, 2007 - $nil) capitalized to mining interests. Also, $14,000 (2008 - $24,000, 2007 - $14,000) in car and office allowances and $607 (2008 - $1,765, 2007 - $13,822) were paid.

iv)

For the year ended May 31, 2009, $nil (2008 - $nil, 2007 - $70,000) was paid to a company for consulting services. This company is related to Grandview because a director of Grandview is affiliated with this company.

v)	For year ended May 31, 2009, $51,794 (2008 - $76,974, 2007 - $21,000) in consulting fees was also paid or accrued to the Chief Financial Officer of the Company.

vi)

The Company provided a loan of $90,000 to the President and CEO of the Company. The remaining balance of the loan is $10,000. The loan is unsecured, bears no interest and is due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO.

These transactions were in the normal course of operations and were measured at the exchange value which is represented by the amount of consideration established and agreed to by the related parties.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

16.	Subsequent event

On July 2, 2009, a binding Memorandum of Understanding (the "Memorandum") was signed with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the "Suyo"). The Option provides the Company with a right to earn an 80% interest in Suyo by (i) making a US$20,000 cash payment on signing of the Memorandum; (ii) incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of two million common shares of the Company over a three year period. The Option also allows the Company to acquire the remaining 20% subject to it making an additional payment of US$300,000 and issuing a further 250,000 common shares of the Company prior to the third anniversary of the date of the Memorandum. The Memorandum and the transactions contemplated therein and thereby are conditional upon receipt of all required regulatory approvals, including the approval of the TSX.

17.	Differences between Canadian GAAP and US GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(j) in the fiscal 2009 consolidated financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the consolidated financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

For the years ended May 31, 2009, 2008, and 2007, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the years ended May 31, 2009, 2008, and 2007. Had the Company adopted (FASB) Statement 148 for fiscal 2004, there would be no affect on earnings since no stock options were issued in that year.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(e) of the annual consolidated financial statements for May 31, 2009, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Prior to June 1, 2007, under Canadian GAAP marketable securities and long-term investments are carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and changes to the market value are shown as a component of shareholder's equity (if the securities are classified as available-for-sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities). Effective June 1, 2007, the Company's accounting for financial instruments, equity and comprehensive income under US GAAP is substantially equivalent to the accounting under Canadian GAAP.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow-through share investors (see Note 13 of the annual consolidated financial statements for May 31, 2009). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Under Canadian GAAP, the Company does not impute interest on loans to related parties, while under US GAAP, imputed interest is required to be recorded for the purpose of preparing consolidated financial statements.

Had the Company's consolidated balance sheets as at May 31, 2009 and May 31, 2008 been prepared using US GAAP, such consolidated balance sheets would be presented as follows:

	May 31, 2009	May 31, 2008

Assets
Current assets
Cash	$106,593	$84,856
Short term investments	407,493	1,011,410
GST and sundry receivable	5,707	40,664
Prepaid expenses	12,283	150,166
Due from a related party	12,803	102,296

	544,879	1,389,392

Reclamation bond	14,332	13,090
Mineral property rights	512,906	1,921,797

	$1,072,117	$$3,324,279

Liabilities
Current liabilities
Accounts payable	$9,017	$$73,526
Accrued liabilities	63,450	45,000

	72,467	118,526
Assets retirement obligation	14,332	13,090
	86,799	131,616
Shareholders' equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	16,106,390	15,757,423
Additional paid in capital	3,217,776	648,344
Warrants	1,203,804	3,742,570
Cumulative adjustments to marketable securities	(325,305)	(325,305)
Deferred share-based payments	4,141,600	4,141,600
Deficit accumulated before change to an exploration stage
company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(20,225,004)	(17,638,026)

	985,318	3,192,663
	$1,072,117	$3,324,279

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration as its primary business focus. The Company's statements of operations and comprehensive loss under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
				from date
				of inception
	Year ended May 31,			("March 26,
	2009	2008	2007	2004" )

Expenses
General exploration	$534,317	$3,299,979	$3,259,847	$9,291,346
Management services	267,497	1,401,414	1,740,071	5,226,361
Investor relations, business development and reporting issuer maintenance costs	88,716	832,962	441,612	1,947,061
Write-off of bad debts	-	-	-	1,235
Professional fees	167,672	322,033	317,768	1,223,644
Office and administration	21,579	196,503	173,741	669,138
Flow-through interest expense	2,747	44,688	141,366	188,801
Gain on forgiveness of debt	-	-	-	(35,667)
Failed merger costs	-	-	-	170,000

Loss before the under noted	(1,082,528)	(6,097,579)	(6,074,405)	(18,681,919)
Interest income	10,306	72,183	21,682	104,171
Write-off mineral property rights	(1,514,756)	(132,500)	-	(1,647,256)

Net loss for the period	(2,586,978)	(6,157,896)	(6,052,723)	(20,225,004)

Comprehensive (loss) items:
Write-down of marketable securities	-	-	(9,766)	(25,000)

Comprehensive loss for the period	$(2,586,978)	$(6,157,896)	$(6,062,489)	$(20,250,004)

Loss per common share
Basic	$(0.06)	$(0.18)	$(0.29)
Diluted	$(0.06)	$(0.18)	$(0.29)

Comprehensive loss per common share
Basic	$(0.06)	$(0.18)	$(0.29)
Diluted	$(0.06)	$(0.18)	$(0.29)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became an exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
Common Shares	Shares	US GAAP
Common shares before change to an exploration stage company and as of March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)
Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

Balance, May 31, 2006	19,086,892	$10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)
Balance, May 31, 2007	24,841,890	$12,314,605

17.	Differences between Canadian GAAP and US GAAP (Continued)

		Amount
		Under
Common Shares (continued)	Shares	US GAAP

Balance, May 31, 2007	24,841,890	$12,314,605
Private placements	1,169,000	4,950,150
Warrants valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)

Balance, May 31, 2008	36,288,765	$15,757,423
Mineral property acquisition (Note 8(b)(iii))	30,000	10,800

Private placement (Note 9(viii))	8,333,333	416,666

Cost of issue - cash	-	(47,833)

Cost of issue - broker warrants valuation	-	(30,666)

Balance, May 31, 2009	44,652,098	$16,106,390

Other changes in shareholders' equity are presented as follows:

Additional paid in capital

Balance from inception and as of May 31, 2004 and 2005		$25,000
Expired warrants		173,388
Balance, May 31, 2006	$198,388
Expired warrants	449,956

Balance, May 31, 2007 and May 31, 2008	$648,344
Expired warrants	2,569,432

Balance, May 31, 2009	$3,217,776

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Warrants

Balance from March 26, 2004 to May 31, 2004	$-
Issued	173,388

Balance, May 31, 2005	$173,388
Issued	2,086,995
Expired	(173,388)

Balance, May 31, 2006	$2,086,995
Issued	974,575
Expired	(449,956)

Balance, May 31, 2007	$2,611,614
Issued	1,167,629
Exercised	(36,673)

Balance, May 31, 2008	$3,742,570
Expired	(2,569,432)
Issued	30,666

Balance, May 31, 2009	$1,203,804

Cumulative adjustments to marketable securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)

Balance, May 31, 2002	$(206,725)
Comprehensive loss items	(88,580)

Balance, May 31, 2003	$(295,305)
Comprehensive loss items	(5,000)

Balance, March 26, 2004	$(300,305)
Comprehensive loss items	(15,234)

Balance, May 31, 2004, 2005 and 2006	$(315,539)
Comprehensive loss items	(9,766)

Balance, May 31, 2007	$(325,305)
Comprehensive loss items	-

Balance, May 31, 2008 and 2009	$(325,305)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Deferred share-based payments

Balance, May 31, 2004	$-
Vesting of stock options	775,613

Balance, May 31, 2005	$775,613
Vesting of stock options	573,700

Balance, May 31, 2006	$1,349,313
Vesting of stock options	1,358,687

Balance, May 31, 2007	$2,708,000
Vesting of stock options	1,433,600

Balance, May 31, 2008 and May 31, 2009	$4,141,600

Deficit accumulated during the exploration stage

Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)

Balance, May 31, 2004	$(10,556)
Net loss	(1,743,463)

Balance, May 31, 2005	$(1,754,019)
Net loss	(3,673,388)

Balance, May 31, 2006	$(5,427,407)
Net loss	(6,052,723)

Balance May 31, 2007	$(11,480,130)
Net loss	(6,157,896)

Balance May 31, 2008	$(17,638,026)
Net loss	(2,586,978)

Balance, May 31, 2009	$(20,225,004)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

The Company's statements of cash flows under US GAAP are as follows:

Statement of Cash Flows

				Cumulative
				from date
				of inception
		Year ended May 31,		("March 26,
	2009	2008	2007	2004" )

Cash flows from operating activities
Net loss for the period	$(2,586,978)	$(6,157,896)	$(6,052,723)	$(20,225,004)
Items not involving cash:
Forgiveness of debt	-	-	-	(35,667)
Write-off of bad debts	-	-	-	1,235
Share-based payments	-	1,322,125	1,358,687	4,030,125
Accrued Interest income	(10,296)	(48,706)	-	(59,002)
Write-off of mineral property rights	1,514,756	132,500	-	1,647,256
Change in non-cash operating working activities:
GST and sundry receivable	34,957	181,267	(91,634)	(10,887)
Prepaid expenses	137,883	8,526	(138,055)	(6,613)
Due from a related party	92,296	-	(90,000)	2,296
Accounts payable	(64,509)	(222,129)	(61,560)	80,036
Accrued liabilities	18,450	(76,119)	56,832	(838)

Cash flows used in operating activities	(863,441)	(4,860,432)	(5,018,453)	(14,577,063)
Cash flows from financing activities
Repayment of loans from related parties	-	-	-	(28,594)
Share/warrant issuance	416,666	5,016,694	3,022,499	18,052,210
Cost of issue	(47,833)	(488,720)	(249,300)	(1,776,309)
Proceeds from loan	-	-	-	175,000
Repayment of loan	-	-	-	(75,000)

Cash flows provided by financing activities	368,833	4,527,974	2,773,199	16,347,307

Cash flows from investing activities
Purchase of reclamation bond	-	(13,090)	-	(13,090)
Redemption (purchase) of short term investments	611,410	(975,000)	-	(363,590)
Exploration advances	-	312,491	(40,514)	-
Purchase of mineral property rights	(95,065)	(206,364)	(217,755)	(1,286,972)

Cash flows provided by (used in) investing activities	516,345	(881,963)	(258,269)	(1,663,652)
Change in cash during the period	21,737	(1,214,421)	(2,503,523)	106,592
Cash, beginning of period	84,856	1,299,277	3,802,800	1

Cash, end of period	$106,593	$84,856	$1,299,277	$106,593

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Statements of Cash Flows (continued)

				Cumulative
				from date
				of inception
	Year ended May 31,			("March 26,
	2009	2008	2007	2004"	)

Supplemental schedule of non-cash transaction
Share issuance included in mining interest	$10,800	$45,800	$56,500	$563,875
Warrant issuance included in mining interest	$-	$-	$184,750	$184,750
Share-based payments included in mining interest	$-	$111,475	$-	$111,475
Interest paid	$-	$23,477	$21,682	$45,159

US GAAP accounting pronouncements adopted in prior years

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The Company was required to adopt FIN 47 during the year ended May 31, 2007; the implementation did not have any effect on the Company's consolidated financial statements as the Company does not yet have significant assets which the Company is obligated to retire.

In March 2005, the FASB ratified a consensus reached by the EITF on the issue No. 04-6 entitled "Accounting for Stripping Costs Incurred during Production in the Mining Industry". This Consensus affects the accounting for costs of removing overburden and waste materials during the production phase of a mine. The consensus requires that stripping costs are to be accounted for as variable production costs and charged to operations during the period that the stripping costs are incurred. This consensus is required to be adopted in the fiscal year ending May 31, 2007. This consensus has no effect on the consolidated financial statements since the Company is not yet in the production phase.

In May 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections", effective for accounting changes and error corrections made in the fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The adoption of this accounting principle had no effect on the consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The adoption of this standard has not had any material effect on the Company's consolidated financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Adoption of new US GAAP accounting pronouncements

(i) Fair value measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which provides a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS No. 157 requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS No. 157 were applied prospectively. The Company adopted the provisions of SFAS No. 157 on April 1, 2008, which did not have any effect on its overall financial condition and results of operations.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 - Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

As at May 31, 2009, the Company had short term investments totalling $407,493 which are classified as held for trading and measured as level 1 of the fair value hierarchy.

(ii) Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued Statement 159 "Fair Value Option for Financial Assets and Financial Liabilities". Statement 159 will become effective for financial statements issued for fiscal years beginning November 15, 2007, and interim periods within those fiscal years. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement for accounting for financial instruments. The adoption of this standard has not had any material effect on the Company's consolidated financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Recent US GAAP accounting pronouncements

(i) Hierarchy of generally accepted accounting principles

In May 2008, the FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles". This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used when preparing financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company does not expect any material impact on its financial position and results of operation with the adoption of this statement.

(ii) Determining whether an instrument is indexed to an equity's own stock

In June 2008, the FASB issued EITF Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-05"). EITF 07-05 provides guidance on determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity's own stock. EITF 07-05 concludes, among other matters, that warrants and options issued by an entity with an exercise price that is different from the entity's functional currency cannot be classified as equity. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of EITF 07-05 will have on the statements.

(iii) Business combinations

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations", which retained the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting. However, SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects.

SFAS No. 141(R) will require that: (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair values on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; (4) acquisition-related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtained control be re-measured to their acquisition-date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Recent US GAAP accounting pronouncements (Continued)

(iii) (Continued) SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations for US GAAP purposes.

(iv) Subsequent events

In May 2008, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS No. 165") which establishes principles and requirements for subsequent events. This Statement sets forth (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This Statement shall be applied to the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles. This Statement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively.

18.	Comparative figures

Certain prior year figures have been reclassified to conform with the current year's presentation.